Exhibit 99.1

Alcon Independent Director Committee Notes Change in Alcon Chairmanship

o	No Change in Composition or Mandate of the IDC

o	Novartis’ Merger Proposal Cannot Be Approved by the Alcon Board Without Prior Recommendation by the IDC

HUENENBERG, Switzerland – October 24, 2010 – The Alcon Independent Director Committee (the “IDC”) notes that Dr. Daniel Vasella, Chairman of Novartis AG (“Novartis”), replaced Mr. Cary Rayment as Chairman of the Alcon Board of Directors at a telephonic meeting of the Alcon Board of Directors held earlier today.  Mr. Rayment was appointed as Vice Chairman at the same meeting.  The IDC notes that the composition and mandate of the IDC remain unchanged.

Thomas G. Plaskett, Chairman of the IDC, said, “Although Alcon has a new Chairman, nothing has changed with respect to the IDC.  Alcon’s Organizational Regulations clearly require the IDC’s prior recommendation before the Alcon Board of Directors can decide on any transaction between Alcon and Novartis.  The IDC will continue to take all available and appropriate actions to ensure that this process is upheld and that the rights of Alcon’s minority shareholders are protected.”

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the IDC.

Important information regarding the proposal will continue to be posted on the Committee’s website: www.transactioninfo.com/alcon.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

Rolf Schläpfer/Andreas Thommen
Hirzel. Neef. Schmid. Konsulenten +41 (0)43 344 42 42

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners 800-322-2885

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit Alcon’s website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.